UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 3, 2008

NuTECH DIGITAL, INC.

(Exact name of registrant as specified in its charter)

California	000-50021	95-4642831
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

10390 Wilshire Boulevard
Penthouse 20
Los Angeles, California 90024
(Address of principal executive offices)

(310) 777-0012
Registrant's telephone number, including area code

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

      Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
      Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
      Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
      Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 4.01 Change in Registrant's Certifying Accountant.

On March 3, 2008, Michael F. Albanese, CPA advised NuTECH DIGITAL, INC. (the "Company", "NuTech", "we" and "us") that he resigned as our auditor of record. There have been no disagreements between the Company and Michael F. Albanese, and Michael F. Albanese did not issue any adverse opinion or disclaimer or opinion in the principal accountant's report on the financial statements for the Company in either of the past two years. The Company provided Michael F. Albanese with a copy of the disclosures contained in this Report and requested that Michael F. Albanese provide a letter addressed to the Securities and Exchange Commission stating whether he agrees with the statements contained herein. A copy of the letter to the Securities and Exchange Commission is attached hereto as Exhibit 16.1, and incorporated herein by reference.

On March 3, 2008, the Company retained the firm of Weaver & Martin in Kansas City, Missouri to act as the principal accountant of the Company to audit the Company's financial statements.

Item 9.01 Financial Statements and exhibits.

Exhibit Number	Description
16.1*	Letter from Michael F. Albanese to the Securities & Exchange Commission, dated March 6, 2008

* Attached hereto.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NuTECH DIGITAL

Date: March 6, 2008   By: /s/ A. Frederick Greenberg
                               A. Frederick Greenberg
                               Chief Executive Officer

Exhibit 16.1



Cost Reduction Solutions
Michael F. Albanese, CPA
18 Lisa Court   Parsippany, NJ 07054
Phone (201) 406-5733; Fax 973-887-9103
E-mail: mike@costreductionsolutions.com
Website:www.costreductionsolutions.com

March 6, 2008

Securities and Exchange Commission
100 F. Street N.E.
Washington, D.C. 20549

Re: NuTech Digital, Inc.

Ladies and Gentlemen:

I was previously principal accountant for NuTEch Digital, Inc. (the "Company"). On March 3, 2008, I resigned as principal accountant. I have read the Company's statement included under Item 4.01 of its Form 8-K dated March 6, 2008 and agree with such statements, except for the following:

1. I am not in a position to agree with the Company's statements regarding the retention of the firm of Weaver & Martin to act as its new principal accountant and whether the Company consulted with Weaver & Martin regarding the application of accounting principles to a specific transaction or type of audit opinion that might be rendered.

Very truly yours,

Michael F. Albanese, C.P.A.